Interbrew

THE WORLD'S LOCAL BREWER

03 NOV 12 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By c[illegible]

03037317

Leuven, 10 November 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

11/14

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE

Two global advertising agencies to promote Interbrew's global speciality brands, Leffe® and Hoegaarden®

Brussels, 10 November 2003

In line with its strategy of achieving world-class efficiency through best practices, Interbrew,The World's Local Brewer©, is pleased to announce that Leo Burnett (Chicago) has been awarded Interbrew's Leffe® account, and Bartle Bogle Hegarty (London) has been awarded the Hoegaarden® account. Interbrew has worked successfully with both agencies in the past.

Interbrew is currently reassigning its global brand portfolio, which includes Leffe® and Hoegaarden®, into a select roster of global advertising agencies, with the goal of delivering world-class creative work on a consistent, global, and cost-efficient basis. With the selection of Leo Burnett to represent Leffe® and Bartle Bogle Hegarty (BBH) to represent Hoegaarden®, Interbrew ensures that its global speciality brands will have behind them the creative energies and strategic thinking of two of the top advertising agencies in the world.

Leffe®, the authentic Belgian abbey beer, is a rich yet accessible beer, brewed to be savoured in the tradition of the Abbey of Leffe, and comes in four varieties: Leffe Blond®, Leffe Brown®, Leffe Triple® and Leffe Radieuse/Vieille Cuvée®. Hoegaarden® is the original Belgian "white beer" and owes its distinctively refreshing taste and naturally cloudy appearance to a traditional blend of wheat—which is not malted—with a subtle hint of coriander and orange peel. Its brewing history dates back to 1445 in the Belgian village of Hoegaarden.

Interbrew chose Leo Burnett and BBH to handle these accounts because they both have demonstrated an ability to generate consistently high-quality creative work which reflects a profound understanding of consumers and brand strategy and which communicates their message effectively. As long-term strategic partners with Interbrew, they will challenge current marketing ideas, support the company's businesses worldwide through cost-effective solutions and manage the development and implementation of new campaigns across their networks.

"I would like to extend a warm welcome to these two agencies," said Simon Thorpe, Senior Vice President of Marketing at Interbrew. "They will provide Interbrew with clear and effective marketing ideas for the brand which they represent—ideas which are rooted in the quality and originality of these speciality beers. Their goal is to create sustainable, broad appeal for the brands over the next 10 to 15 years, based on insightful consumer analysis."

Cecile Vanderavero, Global Marketing Manager for Leffe® and Hoegaarden®, added, "I am very pleased that these Belgian speciality brands are now in the hands of two such prestigious agencies and will have the proper marketing tools to achieve real success in the global beer market."

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands, run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Visit our web site www.interbrew.com for more information.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

PRESS RELEASE

Interbrew takes lead in packaging innovation on Korean beer market

Brussels, 10 November 2003

Interbrew, *The World's Local Brewer©*, is pleased to introduce its innovative PET beer packaging, called Q-Pack®, on the South Korean market for its local brand OB®. With the roll-out of the Q-Pack® technology, which is a monolayer barrier enhanced PET, Interbrew maintains its commitment to be at the forefront of worldwide innovation. The first Q-Pack® bottle was launched nine months ago in Russia and has been introduced gradually in markets with increasing consumer demand for beer in PET bottles.

OB® in Q-Pack® is Interbrew's first PET innovation launch in the Asia Pacific Zone and makes Interbrew the first brewer to introduce plastic packaging for beer in South Korea. In the first half of the year, the introduction of Interbrew's Q-Pack® technology was introduced in Russia as Pivopack® with tremendous success. As consumer demand for PET has grown, Interbrew has introduced local beers in Q-Pack® technology in Romania, Bulgaria and Croatia and hereby taken the lead in the PET segment of the Central European beer market.

Q-Pack® is based on a breakthrough, cost-optimised, single layer barrier enhanced resin technology. The excellent barrier properties of Q-Pack® offer outstanding protection against oxygen and light, whilst keeping the carbonation inside the bottle. These performance properties allow Interbrew to guarantee the freshness and quality of the beer while at the same time providing the convenience of a PET bottle: light and unbreakable.

Interbrew has conducted a series of trials and tests which prove that Q-Pack®, due to its unique features, provides equal protection as glass bottles in terms of the freshness, quality and superior taste of the beer. These findings have been confirmed by a reputed German Packaging Institute which has certified the equal performance of beer in Q-Pack® versus glass.

"*The Asia Pacific countries in which Interbrew has operations, will drive and accelerate innovative tools to meet local convenience needs.*" said Patrice Thys, President of the Interbrew Asia Pacific Zone. "*It is the commitment of the Zone to develop innovation projects which have been a success in other geographies and meet the local demands.*"

"*The increasing need of the Korean consumers for convenience in beer packaging is met by the introduction of the OB® brand in 1.6l Q-Pack® bottles.*" said Mike Glover, Chief Executive Officer Oriental Brewery, the subsidiary of Interbrew in South Korea. "*We are thrilled to apply Interbrew's innovative packaging technology in South Korea, especially as we will be the first brewer in our market to launch beer in a barrier enhanced PET bottle.*"

The development of this innovative PET technology is the result of intensive cooperation between M&G (Gruppo Mossi & Ghisolfi), a leading PET polymer and preform manufacturer, and Interbrew.

"*The role-out of the monolayer packaging platform for beer is continuing and we and Interbrew are showing that this technology is leveraging different markets around the world.*" says Marco Ghisolfi, CEO and shareholder in M&G. "*I am looking forward to the future and what this promising technology will bring for our partnership with Interbrew*".

Contact information

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com